Palatin Technologies, Inc.

4B Cedar Brook Drive

Cranbury, New Jersey 08512

August 20, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-281007) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby withdraws the request for acceleration, Accession Number 0001654954-24-010936, filed earlier today requesting that the above-referenced Registration Statement become effective on Thursday, August 22, 2024, at 4:00 p.m., Eastern Time, and requests that the Securities and Exchange Commission take no further action with regard to the request for acceleration.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Thank you for your attention to this matter.

Sincerely,

PALATIN TECHNOLOGIES, INC.

By:	/s/ Carl Spana
Name:	Carl Spana, Ph.D.
Title:	President and Chief Executive Officer

cc: Faith L. Charles, Esq., Thompson Hine LLP